May 22, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Westwater Resources, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-231015)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Westwater Resources, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, as amended (File No. 333-231015), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed on April 24, 2019.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. Therefore, the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Westwater Resources, Inc., 6950 South Potomac Street, Suite 300, Centennial, Colorado 80112, with a copy to the Company’s counsel, Hogan Lovells US LLP, 1601 Wewatta Street, Suite 900, Denver, Colorado 80202, Attention: David Crandall.

If you have any questions or require any further information, please contact David Crandall of Hogan Lovells US LLP, counsel to the Company, at (303) 454-2449.

Respectfully submitted,

Westwater Resources, Inc.

		By:	/s/ Christopher M. Jones
		Name:	Christopher M. Jones
		Title:	Chief Executive Officer

cc:	Jeffrey L. Vigil, Westwater Resources, Inc.
David R. Crandall, Hogan Lovells US LLP